July 22, 2005


Mail Stop 4561

Ms. Susan J. Wolfe, Esq.
Senior Vice President, General Counsel and Secretary
c/o Business Objects America
3030 Orchard Parkway
San Jose, CA 95134

      Re:	Business Objects S.A.
      Registration Statement on Form S-3
      File No. 333-119662
      Filed June 23, 2005

Dear Ms. Wolfe:

	This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General
1. Please expand your disclosure throughout the filing to provide more information regarding the purpose of the trust. For example, why have you chosen to use a separate trust to issue restricted stock awards to employees of your non-French subsidiaries when it does not appear that you are required to do so? Are there French law, tax or accounting benefits that result from the use of a separate trust? Revise or advise accordingly.

2. Additionally, revise to better explain how the actions approved by your shareholders at the June 10, 2004 meeting affected your ability and/or decision to use the trust. In this regard, we note that your legal opinion is subject to the board taking actions required to cause shares issued under the 24th resolution of the meeting held June 10, 2004.
Information Incorporated by Reference, page 48
3. Please update this section to include the Form 8-K filed on July
12, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are filed prior to effectiveness of the registration statement.
See Interp. H.69 of the July 1997 CF Telephone Interpretations
Manual.

Legal Opinion
4. We note your counsel`s assumption that the Trust is validly existing under the laws of the State of California and has corporate power and authority to conduct its business as described in the Sub-
Plan Trust. Please tell us why this assumption is necessary or appropriate. In this regard, we note that your registration statement appears to cover the issuance of shares by Business Objects to the Trust and the distribution of shares from the Trust to employees of certain subsidiaries. You have also named the Trust as a selling shareholder. In light of the foregoing, tell us why it is necessary to assume the existence and operation of the Trust when
Item 601(b)(5) of Regulation S-K requires a legal opinion with respect to the issuance of shares by the company but does not require a similar opinion when selling shareholders choose to dispose of their shares. In response to this comment, specifically advise as to whether the Trust or the subsidiary employees act as the ultimate selling shareholder.
5. We note that your legal opinion does not opine on whether the shares are non-assessable. Revise to conform with the requirements of Item 601(b)(5) of Regulation S-K.

**	**	**	**	**	**


      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you require further assistance, you may call me at (202)
551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      John T. Sheridan, Esq.
      Julia Reigel, Esq.
      Michael Post, Esq.
      Wilson Sonsini Goodrich & Rosati
      Professional Corporation
      650 Page Mill Road
      Palo Alto, CA 94304
      Telephone: (650) 493-9300
      Facsimile:  (650) 493-6811

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Ms. Susan Wolfe
Business Objects S.A.
July 22, 2005
Page 1